November 26, 2019

Securities and Exchange Commission

Office of Energy & Transportation

100 F Street, NE

Washington, DC 20549

Attn: Matthew Derby

Re:	American Energy Partners, Inc.

Offering Statement on Form 1-A

Filed October 3, 2019

File No. 024-11091

Dear Ms. Fritz and Mr. Horowitz:

Please find below responses to certain questions raised by the staff of the Securities and Exchange Commission in its letter dated October 30, 2019 (the “Comment Letter”) relating to the filing made by American Energy Partners, Inc. (the “Company”) referenced above.

The Company’s responses are numbered to correspond to your comments. For your convenience, each of the comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

Offering Statement on Form 1-A filed October 3, 2019

General

1. We note your disclosure in Item 4 of Part I of the offering statement regarding the portion of the aggregate offering price attributable to sales in the prior 12 months pursuant to a qualified offering statement. Insofar as you filed on September 25, 2019 a Form 1-Z exit report for your prior Regulation A offering, please provide pertinent disclosure in your offering circular to state when you completed your prior Regulation A offering. See Rule 257(a).

The Company confirms that it filed form 1-Z later than 30 days following the end of the previous offering. The following disclosures are added to the “Summary” and “Management’s discussion and analysis of financial condition and results of operations” sections of the offering:

Our prior Regulation A offering (qualified on October 25, 2017) was terminated on June 1, 2018. The pertinent form 1-Z was filed by the Company later than 30 calendar days after the termination said offering: on September 25, 2019.

Securities and Exchange Commission

November 26, 2019

2. In response to Part I, Item 4 of your offering statement, you indicate that you do not intend to offer securities on a delayed or continuous basis pursuant to Rule 251(d)(3). However, on your offering circular cover page you disclose that you will be offering shares on a continuous basis pursuant to Rule 251(d)(3)(i)(F). This appears inconsistent with your commencing a Tier 1 offering, insofar as you will not have ongoing reporting obligations. Please revise your offering circular accordingly. Note that Rule 251(d)(3)(i)(F) refers to Rule 257(b), which applies only to Tier 2 offerings.

In response to the Staff’s comments the language “and it will be a continuous Offering pursuant to Rule 251(d)(3)(i)(F)” is removed from the offering circular.

3. On the cover page of your offering circular, you suggest that this is "the initial public offering" of your securities, despite your previous offering on Form 1-A. You also suggest that the offering "will be at a fixed price of $0.002-$0.50 per share." As Rule 251(d)(3)(ii) does not allow for at the market offerings, please provide a bona fide fixed price and eliminate the suggestion that this is your initial public offering.

Suggestions regarding the initial public offering are eliminated from the offering circular.

In response to the Staff’s comment, the Company elected bona fide fixed price per share: $0.003.

4. You disclose on pages 14 and 22 of the offering circular that you “expect to elect to become" a public reporting company under the Exchange Act upon completion of this offering and thereafter publicly report on an ongoing basis as an "emerging growth company.” You also disclose that if you do not elect to become a public reporting company under the Exchange Act, you will be required to file annual and semiannual reports under Regulation A. However, as your offering appears to be a Tier 1 offering under Regulation A, you will not have any ongoing reporting obligations thereunder and you do not appear to be registering a class of securities under the Exchange Act. Please explain your disclosures or revise your filing to clarify that you will have no ongoing reporting requirements following this offering and that you are not currently registering your offering under the Exchange Act. Also remove any disclosures which suggest that this is a Tier 2 offering, such as the limitations from Rule 251(d)(2)(i)(c) which you reference on the offering circular cover page and your statements that you will be providing the filings and information Tier 2 requires.

In response to the Staff’s comments, the following has been removed from the text of the offering circular:

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN TEN PERCENT (10%) OF THE GREATER OF YOUR ANNUAL INCOME OR YOUR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(D)(2)(I)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO WWW.INVESTOR.GOV.

Securities and Exchange Commission

November 26, 2019

Additionally, in response to the Staff’s comments, the disclosures with regard to the Company’s expectation to “elect to become a public reporting company under the Exchange Act” are amended providing that in the event the Company does not elect to become a public reporting company the Company intends to continue providing investors with the ongoing reports through OTC Market Group. The amended version of the offering circular’s disclosures states as follows:

Upon the completion of this Offering or in reasonable time in future, we expect to elect to become a public reporting company under the Exchange Act, and thereafter publicly report on an ongoing basis as an “emerging growth company” under the reporting rules set forth under the Exchange Act. If we elect not to do so, we expect to submit reports publicly available through OTC Markets Group on an ongoing basis to retain “Pink Current Information” status. In that case, we will be subject to ongoing public reporting standards that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies,” and our stockholders could receive less information than they might expect to receive from more mature public companies.

Upon the completion of this Offering or in reasonable time in future, we expect to elect to become a public reporting company under the Exchange Act. If we elect to do so, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies,” including but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an “emerging growth company” for up to five years, although if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of any July 30 before that time, we would cease to be an “emerging growth company” as of the following December 31.

If we elect not to become a public reporting company under the Exchange Act, we will not be required to publicly report on an ongoing basis. In such event, we expect to submit reports publicly available through OTC Markets Group on an ongoing basis to retain “Pink Current Information” status. The reporting guidelines of OTC Markets Group are more relaxed than for “emerging growth companies” reporting requirements under the Exchange Act including the fact that the financial statements disclosed with OTC Markets Group are not. The differences include, but are not limited to, being required to file audited financial statements under the Exchange Act.

In either case, our stockholders will receive less information than they might expect to receive from more mature public companies.

Financial Statements, page F-1

5. Please revise to label your annual and interim financial statements as “unaudited”. Refer to paragraph (b)(2) of Part F/S of Form 1-A.

In response to the Staff’s comment, we have addressed the above and labeled our annual and interim financial statements as “unaudited.”

Securities and Exchange Commission

November 26, 2019

6. Please remove the compilation report from Buckno Lisicky & Company as the association of your accountant provides no basis for reliance. Any references to this report should also be removed from your offering statement.

In response to the Staff’s comment, we removed the compilation report from Buckno Lisicky & Company from the offering circular together with references to the aforementioned compilation report.

7. Revise your interim financial statements to include a statement that in the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included. Refer to paragraph (b)(5)(iii) of Part F/S of Form 1-A.

The following statement has been included in the offering circular:

In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

Exhibits

8. We are unable to locate the current list of oil and gas wells of Gilbert Oil & Gas Company, LLC which you represent is attached in “Additional Exhibits.” Please file the omitted exhibit or advise.

In response to the Staff’s comments, the referenced exhibit is attached as Exhibit 15.1.

Additionally, we confirm that the Company does not have a physical address to save on expenses. The meetings of the officers and directors and operating decisions are effectuated by means of electronic communication.

Finally, with regard to the representation that at least one state has advised the Company that it is prepared to qualify or register the offering, the Company respectfully advises that the State of New York is prepared to Register and qualify the Offering for sale in the State of New York. The Company is registered as an issuer, Registration type: M-11, the registration is valid through the year 2021.

Please call the undersigned at 212-658-0458 if you have any further questions.

Sincerely,

/s/ Peter DiChiara
Peter DiChiara, Esq.